

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 25, 2012

By Facsimile to 312.516.1484

Morrison C. Warren, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

> Re: First Trust Exchange-Traded Fund VI (the "Trust")
> File Nos. 333-182308; 811-22717

Dear Mr. Warren:

We have reviewed the registration statement on Form N-1A filed April 25, 2012, with the Commission on behalf of the above-referenced registrant. The filing was made for the purpose of registering shares of two series of the Trust, the Multi-Asset Diversified Income Index Fund and the First Trust NASDAQ Technology Dividend Index Fund (each a "Fund"), under the Securities Act of 1933 and the Investment Company Act of 1940 (the 1940 Act). Our comments are set forth below. Where appropriate, please consider a comment made with respect to one Fund applicable to the other Fund. Please also consider a comment made with respect to one section of the registration statement applicable to similar disclosure elsewhere in the registration statement.

Prospectuses

Multi-Asset Diversified Income Index Fund

1. The Fund's name "Multi-Asset Diversified Income Index Fund" includes the term "Diversified". Because the Fund is classified as "non-diversified" as the term is defined in section 5(b)(2) of the 1940 Act, the use of the term "diversified" in the Fund's name is misleading. Please delete the word "Diversified" from the Fund's name.

2. On the Cover Page, immediately following the phrase "[t]he Fund's Creation Units are issued and redeemed principally in-kind", please insert "and only to and from broker-dealers and large institutional investors that have entered into participation agreements…". In addition, in the same sentence, please replace the phrase "or cash" with "and/or cash" to clarify that in-kind securities and cash are not mutually exclusive.

3. We note that there is disclosure that an exchange traded fund (the "ETF") will comprise 15% of the Index. On page 1, in *Fees and Expenses of the Fund*, if the Fund expects to have Acquired Fund Fees and Expenses ("AFFE") greater than one basis point of its average net assets, please include a line noting these expenses in the fee table. If these fees and expenses are not expected to exceed one basis point, please include such expenses in the *Other Expenses* line in the table. If included as a separate line item, please also disclose in a footnote to the table that AFFEs are based on estimated amounts for the current fiscal year.

4. Also in *Fees and Expenses of the Fund*, please disclose in a footnote to the fee table that "Other Expenses" are based on estimated amounts for the current fiscal year. *See* Instruction 6(a) to Item 3 of Form N-1A.

5. On page 1, in the *Example*, second paragraph, please delete the phrase "and then you retain" in the second line and, in the reference to "the Fund's net operating expenses", please delete "net" as these words do not appear in the Example language in Item 3 of Form N-1A.

6. On page 2, in the *Principal Investment Strategies* section, please disclose:

   a) The percentage of the Index that is comprised of dividend paying equity securities (25%), preferred securities (20%), REITs (20%), MLPs (20%) and the ETF (15%).

   b) Briefly, the nature of the ETF included in the Index, including whether it is index-based or actively-managed, and if it is comprised of any securities other than high yield bonds (please also disclose here, and in the *Principal Risk* section, that high yield bonds are also known as "junk bonds").

   c) The market capitalization of securities included in the Index. In doing so, please explain how the Index uses a "proprietary modified market capitalization-weighted methodology".

   d) Briefly, the nature of the MLPs included in the Index; and

   e) If applicable, and if a principal component, that the Index may contain stocks of emerging market companies.

7. In the third paragraph of *Principal Investment Strategies*, the types of securities that compose the Index are listed. However, REITS, although noted in the first paragraph as a principal investment of the Fund, is not listed here. Please explain why not, or otherwise correct this inconsistency.

8. At the top of page 3, in the penultimate line of the *Principal Investment Strategies* section, it states that the Fund "may purchase securities not in the Index that are appropriate to substitute for certain securities in the Index". If the Fund intends to invest

in derivatives for this purpose, please note that here and disclose the types of derivatives the Fund intends to use. If appropriate, please also include corresponding disclosure in the *Principal Risks* section that follows.

9. On page 3, in the *Principal Risk* section, within *Real Estate Investment Risk*, it states that the Fund invests in "companies in the real estate industry, including REITS." Other than REITS, please explain what types of companies this risk is referring to – i.e., what are the other "companies in the real estate industry" that the Fund invests in?

10. On page 5, in the *Principal Risk* section, there is a discussion of the risks associated with "Non-U.S. Securities". These types of securities are not mentioned as components of the Index in the *Principal Investment Strategies* section. In addition, in *Index Information* on page 27, it states that "[t]he Index is comprised of securities classified as U.S. equities, U.S. REITs, U.S. preferred securities, U.S. MLPs and a high-yield corporate bond ETF" – all U.S. securities. If non-U.S. securities are included in the Index and are thus a principal investment of the Fund, please disclose that in the *Principal Investment Strategy* section and where appropriate in the Prospectus. If not, please delete this risk discussion from the *Principal Risks* section.

11. Also on page 5, in *Index Tracking Risk*, it states that "the value of Fund Shares will decline *more or less* in correlation with any decline in the value of the Fund's Index (emphasis added)". It is unclear what risk this language refers to. Is it disclosing the risk that the Fund will not replicate the returns of the Index? If so, please clarify that the Fund's performance may vary from the actual performance of the Index and note why this might occur. For further clarity, you might consider revising the caption from "*Index Tracking Risk*" to "*Index Correlation Risk*". If the risk being described is that the Fund will correlate to the Index and the Index may decline, or a different meaning is intended, please revise accordingly.

12. Also in the *Principal Risk* section, as the minimum market capitalization of securities included in the Index is $1 billion or less (as described on page 27 in *Index Information, Index Construction*), please disclose risks associated with investment in small and mid-cap securities.

13. On page 6, in *Management, Portfolio Managers*, you have identified a team of six portfolio managers. The instruction to Item 5(b) of Form N-1A states "[i]f more than five persons are jointly and primarily responsible for the day-to-day management of the Fund's portfolio, the Fund need only provide information for the five persons with the most significant responsibility for the day-to-day management of the Fund's portfolio." Please consider whether each of the individuals identified share the most significant responsibility for the day to day management of the Fund's portfolio and, if appropriate, revise the disclosure. Please also see the inconsistencies noted below in comment #41 regarding the number of members of the Investment Committee.

14. On page 8, in *Investment Strategies,* it states that the Fund may use "futures or derivative instruments". If use of these instruments are principal investments of the Fund, please

discuss this in the *Principal Investment Strategies* section. If they are not principal investments, please move the reference to these instruments to the SAI.

15. On page 17, in *Management of the Fund*, please disclose the business experience of each portfolio manager during the last five years (this is currently provided only for Mr. Lindquist and Mr. Ueland). For ease of reading, please provide the information for each portfolio manager in a list format with a space following each one.

16. On page 18, in *How to Buy and Sell Shares*, in the first paragraph, immediately following the phrase "investors may receive less than the NAV of the Shares," please insert "because Shares are bought and sold at market prices rather than NAV,".

17. On page 21, in *Distributions*, it states that "the Fund may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you". Please clarify that while returns of capital may not be immediately taxable, they reduce basis, which may result in a shareholder having to pay higher taxes in the future when Shares are sold, even if the shareholder sells the Shares at a loss from the original investment.

18. On page 27, in *Index Information*, *Index Description* in the first paragraph, please include a sentence describing the composition of the Index, as outlined in comment #6 above.

19. Please restate in plain English the discussion of the modified market capitalization-weighting methodology that beings on page 27, in *Index Information*, *Index Description*. *See*, General Instruction B.4(c) to Form N-1A.

20. On page 28, in *Index Information*, *Index Construction*, it states that in determining the dividend-paying equity securities included in the Index, "[t]he top 50 securities [meeting the specified criteria] by yield are selected, weighted by yield, and updated each quarter". It is stated that a similar selective process is used in selecting the "top 25" REITS, preferred securities and MLPs that meet certain specified criteria. Regarding the Index, please disclose what will happen if, in any of these categories of securities, there are an insufficient number available that meet the specified criteria for inclusion in the Index (i.e., what happens if there are less than 50 or less than 25 securities that meet the criteria?).

21. On page 29, it states that one criteria for a High Yield Bond ETF to be included in the Index is that it must be "a US-Listed ETF tracking a High Yield Corporate Bond Index". Please describe what a "High Yield Corporate Bond Index" is.

22. Footnote 1 on page 29 refers to "the preferred segment of NQMAUS…". Please explain what "NQMAUS" is, as this term has not been previously defined.

23. On page 30, in *Premium/Discount Information*, it states that "[t]he Fund has not yet commenced operations and, therefore, does not have information about the differences

between the Fund's daily market price on NASDAQ(R) and its NAV". Please disclose that this information will be provided once it becomes available.

First Trust NASDAQ Technology Dividend Index Fund

24. On page 2, in *Principal Investment Strategies*, in the first line, immediately following "90% of its net assets", please insert the parenthetical "(plus any borrowings for investment purposes)".

25. In the third paragraph in *Principal Investment Strategies*, it states that "[t]he Index includes up to 100 Technology and Telecommunications companies that pay a regular or common dividend." Please describe the criteria used to determine whether a company is a Technology or Telecommunications company. Also, in addition to paying a dividend, please describe any other bases on which companies are chosen for inclusion in the Index, including any consideration of a company's market capitalization.

26. Also in *Principal Investment Strategies*, please describe briefly what a "modified dividend value-weighting methodology" is and how the Fund uses it. In addition, in the penultimate sentence on page 2, there is reference to a "review". There has been no mention of a "review" previously, and it is unclear what this is referring to. Please explain what this is. Furthermore, the next sentence states that "[a]s of June 20, 2012, the Index was comprised of 60 securities." Please explain to us why the date of June 20, 2012, was chosen for this purpose.

27. Furthermore in the *Principal Investment Strategies* section, similar to comment #8 above, please disclose any derivatives the Fund may use in purchasing "securities not in the Index that are appropriate to substitute for certain securities in the Index" and include any corresponding risk disclosure, as appropriate.

28. On page 3, in *Principal Risks, Replication Management Risk*, it states that "securities held by the Fund…may be issued by companies concentrated in a particular industry". Please state the industry, or industries, that the Fund may concentrate in as a result of its investment in securities included in the Index.

29. On page 4, in the *Principal Risks* section, there is a discussion of risks associated with non-U.S. securities and securities of companies located in emerging markets. These types of securities are not mentioned as components of the Index in the *Principal Investment Strategies* section. If these types of securities are included in the Index and are thus principal investments of the Fund, please disclose that in the strategy section. If not, please delete this risk discussion from the *Principal Risks* section.

30. Also in the *Principal Risk* section, please include a discussion of the risks associated with depositary receipts, as these securities are mentioned on page 2 as principal investments of the Fund. Please also include in this section a discussion of the risks specifically associated with Telecommunications companies.

31. On page 4, in *Portfolio Managers*, please separate out the information about each portfolio manager and present it in a list format. Also, similar to comment #13 above, please consider whether each of the six individuals identified share the most significant responsibility for the day to day management of the Fund's portfolio and, if appropriate, revise the disclosure to include only five.

32. On page 7, in *Additional Risks of Investing in the Fund*, there is a discussion of the risks associated with investing in small- and/or mid-capitalization companies. If these types of companies are a component of the Index and are principal investments of the Fund, please include these risks in the *Principal Risks* section.

33. Please restate the discussion on page 19, in *Index Information, Index Calculation,* in plain English. For example, this section includes a formula for calculating the Index value that should be revised. In addition, it is stated in this section that "[t]wo versions of the Index are calculated". Please explain the purpose of having two versions of the Index.

34. On page 20, in *Index Information*, *Eligibility*, it states that "[t]he security types eligible for the Index include common stocks, ordinary shares, and ADRs". What other types of securities are eligible? Rather than using the word "include", please disclose all the security types eligible for the Index. In addition, please explain to us how "ordinary shares" are different from "common stocks".

35. On page 21, in *Index Information*, *Index Evaluation*, it states that "any Index security that reaches its foreign investment limit between quarterly rebalances is removed from the Index". Please explain what the "foreign investment limit" is and why it is not discussed earlier in the Prospectus.

Statement of Additional Information

Multi-Asset Diversified Income Index Fund

36. On page 2, in *General Description of the Trust and the Fund*, the first paragraph ends with "the Multi-Asset Diversified Income Index Fund, a [NON-] diversified series." As it is stated in the Prospectus that the Fund is non-diversified, please explain to us if there is a reason brackets are included around this term here.

37. The following disclosure appears on page 5: "With respect to the submission of a change in an investment policy to the holders of outstanding voting securities of the Fund, such matter shall be deemed to have been effectively acted upon with respect to the Fund *if a majority of the outstanding voting securities of the Fund vote for the approval of such matter*, notwithstanding that . . . (2) such matter has not been approved by the vote of a majority of the outstanding voting securities." The italicized language appears inconsistent with the language that follows in (2). Please explain this apparent inconsistency and revise as appropriate.

38. Also at the bottom of page 5, in *Investment Strategies*, in the second line of the first paragraph, immediately following "90 percent of its net assets", please insert the parenthetical "(plus any borrowings for investment purposes)". In addition, at the end of that sentence, in the first two lines on page 6, it states "…and an exchange-traded fund representing securities in the NASDAQ Multi-Asset Diversified Income Index (the "Index")". With this language, the sentence reads as if the exchange-traded fund represents securities in the Index, rather than all the different types of securities listed in the sentence. Please replace "representing" with ", each of which represents", or make other appropriate changes to the sentence, in order to relay its intended meaning.

39. On page 28, in *Management of the Fund, Board Diversification and Trustee Qualifications*, the discussion of the experiences, qualifications and attributes of each Trustee that led to the conclusion that the person should serve as a Trustee for the Fund should be made "in light of the Fund's business and structure" in accordance with Item 17.b.10 of Form N-1A. Please revise the discussion as appropriate.

40. In the first column to the compensation table on page 30, please replace the reference to "Trust" with "Fund," and modify the corresponding footnote accordingly. *See* Item 17.(c) of Form N-1A.

41. In the last line on page 32, in *Management of the Fund, Board Diversification and Trustee Qualifications*, it states that "[t]here are currently <u>six</u> members of the Investment Committee". However, the tables and Member descriptions that follow list <u>nine</u> members of the Investment Committee. The Prospectus for the Fund lists <u>six</u> members, as does the SAI for the First Trust NASDAQ Technology Dividend Index Fund. Please reconcile these inconsistencies.

42. On page 42, it states that the Codes of Ethics adopted by the Fund under Rule 17j-1 of the 1940 Act "contain policies restricting securities trading in personal accounts of the officers, Trustees and others who normally come into possession of information on portfolio transactions." Item 17, paragraph (e), of Form N-1A requires a brief statement disclosing whether the codes of ethics adopted by a fund's investment adviser and principal underwriter, "permit personnel subject to the codes to invest in securities, including securities that may be purchased or held by the Fund." Please revise the disclosure concerning the Fund's code of ethics to comply with this requirement.

43. On page 48, in the second full paragraph, it states that

> Under the 1940 Act, the Fund would generally be required to make payment of redemption proceeds within seven days after a security is tendered is redemption. However, because the settlement of redemptions of Fund Shares is contingent not only on the settlement cycle of the United States securities markets, but also on delivery cycles of foreign markets, the Fund's redemption proceeds must be paid within the maximum number of calendar days required for such payment or satisfaction in the principal local foreign markets where transactions in portfolio

securities customarily clear and settle, but no later than 12 calendar days following tender of a Creation Unit Aggregation.

Please explain to us how this procedure is consistent with the requirement of section 22(e) of the 1940 Act.

* * * * * * * *

Please respond to our comments above in an amendment to the registration statement. Where no change will be made in the amended registration in response to a comment, please note that response in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Trust requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6779 with any questions or concerns regarding these matters you would like to discuss.

Sincerely,

Karen Rossotto
Senior Counsel